INTER & CO, INC. NOTICE TO THE SHAREHOLDERS ANNUAL GENERAL MEETING HELD ON APRIL 26, 2024 INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that the following resolutions were approved at Inter&Co’s Annual General Meeting (“Annual Meeting”) held on this date: 1. The Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2023; 2. The proposed annual budget of US$15,802,867.00 (fifteen million, eight hundred and two thousand, eight hundred and sixty-seven US dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company; 3. Claudia Farkouh Prado be appointed as a director of the Company with immediate effect to hold office for a two-year term; 4. Rubens Menin Teixeira de Souza, Maria Fernanda Nazareth Menin Teixeira de Souza Maia, Leonardo Guimarães Corrêa, José Felipe Diniz, Cristiano Henrique Vieira Gomes, André Guilherme Cazzaniga Maciel, Luiz Antônio Nogueira de França, Antonio Kandir and Todd Crawford Chapman be re-appointed as directors of the Company with immediate effect to hold office for a two-year term; 5. The Amended and Restated Memorandum and Articles of Association of the Company be amended and restated in accordance with the Second Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://investors.inter.co/en/documents/governance-documents/) with immediate effect. Following the Annual Meeting, Cristiano Henrique Vieira Gomes resigned from his position as a director of the Company effective immediately, as a result of professional commitments undertaken after the Meeting was called, which reduced his availability. Accordingly, as of this date, the Company’s Board of Directors has the following members: • Rubens Menin Teixeira de Souza (Chairman); • Maria Fernanda Nazareth Menin Teixeira de Souza Maia; • Leonardo Guimarães Corrêa; • José Felipe Diniz; • André Guilherme Cazzaniga Maciel; • Antonio Kandir; • Claudia Farkouh Prado; • Luiz Antônio Nogueira de França; • Todd Crawford Chapman.

Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co). Belo Horizonte, April 26, 2024. SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks